Exhibit (4)(vii)

EXHIBIT (4)(vii)

PERFORMANCE LOCK RIDER

Transamerica Life Insurance Company

Cedar Rapids, Iowa

Contact us at 6400 C Street SW, Cedar Rapids, Iowa 52499

800-525-6205

www.transamerica.com

Performance Lock Rider

This Rider is attached to and made part of the policy and becomes effective on the date You initially allocate Premium Payments or transfer Policy Value to the Index Account Options available under the Index Account(s) as permitted in the policy. All provisions of the policy that do not conflict with this Rider apply to this Rider. In the event of any conflict between the provisions of this Rider and the provisions of the policy, the provisions of this Rider shall prevail over the provisions of the policy.

This Rider allows You to lock in the current Interim Value during the Crediting Period for any available Index Account Option(s). The Interim Value at the end of a Business Day reflects all applicable remaining fees and charges.

RIDER DEFINITIONS:

Terms used that are not defined in this Rider are defined in Your policy.

Allocation Anniversary - The twelve-month anniversary of an Index Account Option Allocation Date or any subsequent Allocation Anniversary.

Performance Lock Account– The Performance Lock Account is a Fixed Account option under Your policy, only available with this Rider. The Performance Lock Account is an account in which Your locked Interim Value will be held until the next applicable Allocation Anniversary. Interest on the Performance Lock Account will be credited daily and compounded annually, based on a rate declared by us. The rate will never be less than the Guaranteed Minimum Effective Annual Interest Rate shown in Section 2 – Policy Data.

Performance Lock Date – The Performance Lock Date is the Business Day in which we calculate and lock in an Interim Value, including any remaining fees and charges due, for an Index Account Option before the end of the Crediting Period.

PERFORMANCE LOCK

The Owner can request a Performance Lock of the current Interim Value at any time before the end of the Crediting Period for any unlocked Index Account Options under the available Index Account(s). The Performance Lock will be effective as of the end of the Business Day the request is received in Good Order based on the Interim Value at the end of such Business Day. The Interim Value at the end of a Business Day reflects all applicable remaining fees and charges. If You exercise a Performance Lock, it is possible to receive less than the full Growth Opportunity Rate, or less than the full Downside Protection Rate than You would have received had You waited until the end of the Crediting Period.

On the Performance Lock Date, after the Performance Lock has been executed, the locked Interim Value will be transferred to the Performance Lock Account. Interest will be credited until the earliest of the next Allocation Anniversary or the end of the Crediting Period, at which time it will be reallocated according to Your instructions. In the absence of such instructions, the values will be transferred into the same Index Account Option and Crediting Period as the locked Interim Value Index Account Option; if that option is not available, the values will be transferred into the Fixed Account.

TERMINATION

This Rider terminates upon termination of the policy to which this Rider is attached.

Signed for us at our home office.

Blake Bostwick	Karyn S.W. Polak
President	Secretary

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